

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Mr. J. Bruce Lancaster
Chief Executive Officer and Chief
 Financial Officer
O.I. Corporation
P.O. Box 9010
151 Graham Road
College Station, Texas 77842-9010

Re: O.I. Corporation
Form 10-K for the fiscal year ended December 31, 2009
File No. 000-06511

Dear Mr. Lancaster:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Martin James
Senior Assistant Chief Accountant